UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 13, 2005

Commission File Number: 33398141

Burns, Philp & Company Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Australia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 23 56 Pitt Street Sydney NSW 2000 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On October 13, 2005, Burns Philp Capital Pty Limited (“BPCP”) and Burns Philp
Capital (U.S.) Inc. (“BPCUS”), both wholly-owned subsidiaries of the registrant, announced the consideration to be paid in their previously announced offer to purchase and consent solicitation with respect to their
9.5% Senior Notes due 2010 (the “Senior Notes”) and 10.75% Senior Subordinated
Notes due 2011 (the “2011 Senior Subordinated Notes”) and BPCP announced the consideration to be paid in its previously announced offer to purchase and consent solicitation with respect to its 9.75% Senior Subordinated Notes due
2012 (the “2012 Senior Subordinated Notes” and, together with the Senior Notes and the 2011 Senior Subordinated Notes, the “Notes”).  BPCP and BPCUS also announced the receipt of the requisite consents with respect to their solicitation of consents to eliminate or modify substantially all of the restrictive covenants, certain events of default and certain other provisions in the indentures governing the Notes.

As of 5:00 p.m., New York City time, on Wednesday, October 12, 2005 (the
“Consent Date”), BPCP and BPCUS had received tenders and consents with respect to $100,000,000 aggregate principal amount of the Senior Notes (100% of the total outstanding principal amount of Senior Notes) and $210,000,000 aggregate principal amount of the 2011 Senior Subordinated Notes (100% of the total outstanding principal amount of 2011 Senior Subordinated Notes) and BPCP had received tenders and consents with respect to $400,000,000 aggregate principal amount of the 2012 Senior Subordinated Notes (100% of the total outstanding principal amount of Senior Subordinated Notes).  BPCP and BPCUS have accepted for purchase all Notes validly tendered on or prior to the Consent Date and they anticipate that payment for such Notes will be made on or about October
14, 2005.  Supplemental indentures have been executed effectuating the proposed amendments to the indentures governing the Notes.

The total consideration for each $1,000 principal amount of Notes validly tendered and accepted for purchase was determined at 10:00 a.m., New York City time, on October 13, 2005 by reference to a fixed spread of 50 basis points over the yield on the reference U.S. Treasury Security listed below, and excludes accrued and unpaid interest to but not including October 14, 2005.
The total consideration includes a consent payment of $30.00 per $1,000 principal amount of Notes on or prior to the Consent Date.  In addition to the total consideration or tender offer consideration, as applicable, Holders who validly tender Notes in the tender offer will receive accrued and unpaid interest on such Notes to but not including the payment date.

9.5% Senior Notes due 2010:
Reference Security:  2.25% U.S. Treasury Note due February 15, 2007
Spread to Treasury:  T + 50 bps
Reference Yield:  4.264%
Tender Offer Consideration: $1,075.27
Consent Payment:  $30.00
Total Consideration:  $1,105.27

10.75 % Senior Subordinated Notes due 2011:
Reference Security:  2.25% U.S. Treasury Note due February 15, 2007
Spread to Treasury:  T + 50 bps
Reference Yield:  4.264%
Tender Offer Consideration: $1,096.94
Consent Payment:  $30.00
Total Consideration:  $1,126.94

9.75 % Senior Subordinated Notes due 2012:
Reference Security:  3.875% U.S. Treasury Note due July 31, 2007
Spread to Treasury:  T + 50 bps
Reference Yield:  4.265%
Tender Offer Consideration: $1,097.63
Consent Payment:  $30.00
Total Consideration:  $1,127.63

The tender offer and consent solicitation is being made on the terms and conditions in the Offer to Purchase and Consent Solicitation Statement and
related Consent and Letter of Transmittal, in each case dated September 28,
2005.

BPCP and BPCUS have retained Credit Suisse First Boston LLC to serve as the
Dealer Manager and the Solicitation Agent for the tender offer and the consent solicitation.  Requests for documents may be directed to D. F. King & Co.,
Inc., the Tender Agent, at (800) 714-3312 (US toll free) or (212) 269-5550
(Call Collect).  Questions regarding the tender offer and consent solicitation may be directed to Credit Suisse First Boston LLC at (800) 820-1653 (US toll free) or (212) 538-0652.

This filing is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to the Notes.  The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement and related Consent and Letter of
Transmittal, in each case dated September 28, 2005.

References to $ are to United States Dollars.

This filing contains disclosures which are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.
Forward-looking statements include statements concerning the registrant’s and its subsidiaries’ plans, objectives, goals, strategies, future events, acquisitions and other information that do not relate solely to historical or current facts.  When used in this filing, forward-looking statements can be identified by the use of words such as “may,” “will,” “project,” “plan,”
“propose,” “anticipate,” “believe,” “expect,” “intend” or “continue.” Although the registrant believes that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burns, Philp & Company Limited

Date: October 13, 2005	By:	Helen Golding
	Name:	Helen Golding
	Title:	Company Secretary & Group Legal Counsel